UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                           GOOSEHEAD INSURANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38267D109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:
        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Cusip No. 38267D109                  13G                      Page 2 of 3 Pages


Schedule 13G Additional Information

Item #
1.  (a)  Name of Issuer: GOOSEHEAD INSURANCE, INC

    (b)  Address of Issuer's Principal Executive Offices:
         1500 Solana Boulevard, Suite 4500
         Westlake, Texas 76262

2.  (a)  Name of Person Filing:
         D.F. Dent and Company, Inc.

    (b)  Address of Principal Business Office for Each of the Above:
         400 East Pratt Street, 7th Floor
         Baltimore, Maryland 21202

    (c)  Citizenship:
         Maryland

    (d)  Title of  Class of  Securities:
         COMMON STOCK

    (e)  CUSIP Number:
         38267D109

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
    IA

4. Ownership:
    (a) Amount Beneficially Owned:                                    1,057,862

    (b) Percent of Class:                                                   5.0%

    (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                1,057,862
        (ii)  shared power to vote or to direct the vote                      0
        (iii) sole power to dispose or to direct the disposition of   1,057,862
        (iv)  shared power to dispose or to direct the disposition of         0

Cusip No. 38267D109                   13G                      Page 3 of 3 Pages


5.  Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

6. All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of D.F. Dent and Company, Inc. which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to it discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than D.F. Dent and Company, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
    N/A

8.  Identification and Classification of Members of the Group:
    N/A

9.  Notice of Dissolution of  Group:
    N/A

10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   December 23, 2022

BY:    /s/ CAROLYN GAYNOR
        ------------------
NAME:  Carolyn Gaynor

TITLE:  Chief Compliance Officer